Rex Energy Corporation

1975 Waddle Road

State College, PA 16803

July 20, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Acceleration Request

Registration Statement No. 333-142430

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rex Energy Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, Registration No. 333-142430, to 1:00 p.m., EST, on July 24, 2007 or as soon thereafter as practicable.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles L. Strauss of Fulbright & Jaworski L.L.P. at (713) 651-5535 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, REX ENERGY CORPORATION

By:	/s/ Christopher K. Hulburt
	Name:	Christopher K. Hulburt
	Title:	Executive Vice President, Secretary and General Counsel